SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*


                                Forgent Networks, Inc.
                -------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)


                                    34629U103
                     ---------------------------------------
                                 (CUSIP Number)


                              RED OAK PARTNERS, LLC
                          145 Fourth Avenue, Suite 15A
                               New York, NY 10003
                            Attention: David Sandberg
                            Telephone: (212) 614-8952

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 18, 2009
                -------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 9 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Red Oak Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  3,096,305
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 3,096,305

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,096,305

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.95%**

14   TYPE OF REPORTING PERSON

     OO

_________________________________
**	Based on 31,111,278 shares of common stock of Forgent Networks, Inc.
outstanding at March 11, 2009, as reported in Forgent Networks, Inc.'s Quarterly Report on Form 10-Q for the quarter ended January 31, 2009 filed with the Securities and Exchange Commission on March 13, 2009.

                                Page 2 of 9 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Red Oak Fund, LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,066,949
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 1,066,949

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,066,949

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.43%**

14   TYPE OF REPORTING PERSON

     PN

                                Page 3 of 9 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Pinnacle Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,502,687
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 1,502,687

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,502,687

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.83%**

14   TYPE OF REPORTING PERSON

     OO
                                Page 4 of 9 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Pinnacle Fund, LLLP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,502,687
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 1,502,687

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,502,687

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.83%**

14   TYPE OF REPORTING PERSON

     PN

                                Page 5 of 9 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Bear Market Opportunity Fund, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  526,669
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 526,669

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     526,669

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.69%**

14   TYPE OF REPORTING PERSON

     PN

                                Page 6 of 9 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David Sandberg

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  3,096,305
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 3,096,305


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,096,305

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.95%**

14   TYPE OF REPORTING PERSON

     IN

                                Page 7 of 9 pages

This Amendment No. 6 ("Amendment No. 6") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the "Reporting Persons") on April 20, 2009, as amended by amendments 1 through 5 (as amended, the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Forgent Networks, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 108 Wild Basin Road, Austin, Texas 78746. Except as specifically amended and supplemented by this Amendment No. 6, all other provisions of the
Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.


ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund beneficially owns 3,096,305 shares of Common Stock, representing 9.95% of all of the outstanding shares of Common Stock. Red Oak Partners, as the general partner of the Fund, and Mr. Sandberg, as the managing member of Red Oak Partners, each may be deemed to beneficially own the 3,096,305 shares of Common Stock held by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person. The percentage set forth in this response is based on the 31,111,278 shares of Common Stock outstanding as of March 11, 2009, as reported directly by the Issuer on their 10-Q for the quarter ended January 31, 2009.

         (b) Red Oak Partners, the Fund and Mr. Sandberg have shared power (with each other, and not with any third party) to vote or direct the vote of and to dispose or direct the disposition of the 3,096,305 shares of Common Stock held by the Fund.

         (c) On Amendment No. 5 to Schedule 13-D, filed by the Reporting Persons with the SEC on June 17, 2009, the Reporting Persons listed all of the transactions in shares of Common Stock of the Issuer by the Reporting Persons for the sixty days prior to the date of such Amendment No. 5. Since the date of Amendment No. 5, the Reporting Persons have effected the following transactions in shares of Common Stock, of the Issuer:

Trade Date	Txn Type	Quantity	Unit Cost

Pinnacle Fund LLLP
6/18/2009	Buy		215,572		0.239

Red Oak Fund LP
6/18/2009	Buy		215,572		0.239


         (d)      Not applicable.

         (e)      Not applicable.


                                Page 8 of 9 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 18, 2009

/s/ David Sandberg
-------------------------
David Sandberg


Red Oak Partners LLC

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


Pinnacle Partners, LLP
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, L.P.
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

Pinnacle Fund, LLLP
By: Pinnacle Partners, LLC, its general partner
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

Bear Market Opportunity Fund, L.P.
By: Red Oak Partners, LLC, its investment advisor

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


                                Page 9 of 9 pages